(441) 278-9000
October 1, 2012
VIA EDGAR TRANSMISSION
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 17, 2012
File No. 001-33606
Dear Mr. Rosenberg:
Validus Holdings, Ltd. (the “Company” or “Validus”), hereby submits responses to the comments of the Staff regarding the above-referenced filing (the “Form 10-K”) as set forth in your letter dated September 24, 2012 (the “Comment Letter”).
Set forth below are the Staff's comments contained in the Comment Letter and immediately following each comment is the Company's response.
The Company is available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Losses and Loss Expenses, page 62

1.
Please refer to your response to comment two. Please expand footnote 2 to the roll forward of the reserve for potential development to clarify which notable events are included in the reserve for potential development as of December 31, 2011. For example, clarify which 2010 and 2011 notable loss events are still outstanding as of December 31, 2011.

Response: The Company acknowledges the Staff's comment and notes that in the Critical Accounting Policies and Estimates included in our Form 10-K and in our previous response letter dated September 11, 2012 we include the following with respect to the reserve for potential development on notable loss events (“RDE”):

'It is not directly linked in isolation to any one significant/notable loss in the quarter, and therefore it is not assigned to a contract on the basis of a specific review.'

The 2010 and 2011 RDE was $96.6 million as at December 31, 2011. As noted in our Critical Accounting Policies and Estimates included in the Company's form 10-K, this is not linked to any one significant notable loss and may, in future periods either be assigned to individual losses or released. As of December 31, 2011 and June 30, 2012, each of the 2010 and 2011 notable loss events disclosed in our previous Forms 10-K and Forms 10-Q continue to have reserve balances which are still outstanding. Please refer to the table below.

2.	Please refer to your response to comment two and address the following related to your proposed roll forward of notable loss events in proposed disclosure to be included in future periodic reports:

•
It is not clear how you determined which notable loss events to include in the roll forward table. Clarify how you concluded the Thailand floods, the Danish flood and Cyclone Yasi should be disclosed separately in the table and how you concluded all of the other notable events should be shown in one line item.

Response: The Company acknowledges the Staff's comment and notes that the notable loss events included in the proposed roll forward table are those events to which allocations have been made from the RDE. If notable loss events have not had an allocation of the RDE, they are not included in the roll forward table. To the extent that any event receives an allocation of the RDE in future reporting periods, they will be added to the roll forward table disclosure. As noted in our response below, Cyclone Yasi is not a notable loss event, however, has been included as the event had an allocation of RDE during the three months ended June 30, 2012.

•	It does not appear that Cyclone Yasi met your $15 million threshold for being a notable event. Disclose the criteria for being a notable event and why Cyclone Yasi is considered a notable loss event.

Response: The Company acknowledges the Staff's comment and notes that Cyclone Yasi appears in the roll-forward table presented below because it has received an allocation of RDE. The threshold established by the Company for a loss event to be disclosed as a “notable loss event” is that the loss event will result in $15.0 million or more of ultimate loss to the Company. The Company considered this $15.0 million net of external reinsurance (and intra-group reinsurance) but gross of reinstatement premiums.

As disclosed in the Segment Information Notes to the Consolidated Financial Statements in the Form 10-K, the Company conducts its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. and Talbot Holdings, Ltd. The Company's operating segments are strategic business units that offer different products and services. They are managed and have capital allocated separately because each business unit requires different strategies. As noted in the Critical Accounting Policies and Estimates disclosure within the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K, IBNR is established separately for large or catastrophe losses and smaller "attritional" losses. Each segment has its own threshold upon which a notable loss event is separately analyzed for purposes of establishing IBNR and reserves for losses and loss expenses. Consequently, the Company needs to have procedures in place to aggregate large or catastrophe losses between segments for financial reporting and disclosure purposes. For the purpose of aggregation of Talbot and Validus Re notable loss events, only those that are greater than $5.0 million and $10.0 million respectively, are included in the the notable loss table for quarterly reporting (Representing 6.3% and 2.5% to the respective segment's budgeted 2011 pre-tax net operating income). During the three months ended June 30, 2012, there was adverse development on Yasi which resulted in the ultimate loss estimate going above the Validus Re segment notable loss threshold of $10.0 million. Once one segment reports a notable loss which has gone over its respective threshold, then the other segment needs to provide its loss estimate for purposes of group aggregation. Pursuant to the quarter end reporting timetable, within two working days of the last segment submitting its notable loss information, this will be circulated to the Group Chief Actuary for review and additional loss information is provided as required for aggregation. Only losses that aggregate over $15.0 million on a consolidated basis will be reported externally.

We propose to include the following wording in our Critical Accounting Policies and Estimates section in future
Form 10-K filings:
'Notable loss events are first determined at the respective operating segments based on segment thresholds and are then aggregated and disclosed if it is determined that they reach the consolidated threshold for notable loss disclosure.'

Cyclone Yasi made landfall in a sparsely populated region of Queensland, Australia on February 3, 2011 and as at March 31, 2011 and December 31, 2011 the loss estimate was not above our notable loss threshold for disclosure. Yasi was a large, complex atmospheric event which attained a peak wind speed of 155 miles per hour prior to making landfall. DespiteYasi missing the most populous cities on the Queensland coast, Cairns and Townsville, the initial loss notices from our Australian ceding company clients proved to be inadequate for the insured losses incurred and during the three months ended June 30, 2012, we received loss notifications and other information which resulted in adverse development on this event. This adverse development put the ultimate loss above the Validus Re segment notable loss threshold of $10.0 million and therefore there was an allocation to the event from the 2011 RDE. The event has been included in the proposed notable loss roll forward disclosure and remains below the threshold for consolidated notable loss disclosure. No other event loss other than those presented in the roll-forward table has received an allocation of RDE.

•
Disclose why the closing estimate for 2011 notable loss events of $641.3 million does not agree to the $633.9 million disclosed on page 112 of the 2011 10-K. Similarly, disclose why the closing estimate for the 2010 notable loss events does not agree to the disclosure in the 10-K.

Response: The Company acknowledges the Staff's comment and notes that the difference between the $641.3 million disclosed in the notable loss roll-forward table includes Cyclone Yasi and as noted in our response above, this was excluded from the notable losses disclosed on page 112 of the 2011 Form 10-K as at the reporting date, the event was not a notable loss. The closing estimate of $530.1 million for 2010 notable loss events does not agree to page 92 of the 2010 Form 10-K as the notable loss threshold for events was increased effective on January 1, 2011 to $15.0 million and therefore there was an additional notable loss event included in the $536.2 million disclosed which subsequently is now below the notable loss threshold.

•	Revise your roll forward to arrive at the ending reserve balances for notable events after reduction for payments.

Response: The Company acknowledges the Staff's comment and will include the following roll forward table for notable loss events which will have had an allocation of RDE:

CHANGE IN ESTIMATES AND RESERVES FOR NOTABLE LOSS EVENTS - USD (000s)

2010 NOTABLE LOSS EVENTS		YEAR ENDING DECEMBER 31, 2010			YEAR ENDING DECEMBER 31, 2011			6 MONTHS ENDING JUNE 30, 2012
		Development		Closing	Development		Closing	Development		Closing
	Initial	(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)	Unfavorable (b)	of RDE	31-Dec-10	Unfavorable (b)	of RDE	31-Dec-11	Unfavorable (b)	of RDE	30-Jun-12
Chilean earthquake	293,116	2,548	19,242	314,906	(14,449)	—	300,457	(1,859)	—	298,598
Deepwater Horizon (e)	44,104	734	—	44,838	(2,037)	14,769	57,570	(340)	7,500	64,730
New Zealand earthquake	28,685	1,167	16,614	46,466	(297)	—	46,169	58	—	46,227
All Other Notable Loss Events (f)	126,133	(2,198)	—	123,935	(18,692)	—	105,243	(8,857)	—	96,386
Total 2010 Notable Loss Events	492,038	2,251	35,856	530,145	(35,475)	14,769	509,439	(10,998)	7,500	505,941

				Closing			Closing			Closing
				Reserve (d)			Reserve (d)			Reserve (d)
Notable Loss			Paid Loss	31-Dec-10		Paid Loss	31-Dec-11		Paid Loss	30-Jun-12
Chilean earthquake			120,549	194,357		103,847	76,061		18,107	56,095
Deepwater Horizon (e)			45,152	(314)		(34,881)	47,299		5,237	49,222
New Zealand earthquake			—	46,466		1,254	44,915		4,221	40,752
All Other Notable Loss Events (f)			29,282	94,653		34,483	41,478		1,563	31,058
Total 2010 Notable Loss Events			194,983	335,162		104,703	209,753		29,128	177,127

2011 NOTABLE LOSS EVENTS					YEAR ENDING DECEMBER 31, 2011			6 MONTHS ENDING JUNE 30, 2012
					Development		Closing	Development		Closing
	Initial				(Favorable) /	Allocations	Estimate (c)	(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)				Unfavorable (b)	of RDE	31-Dec-11	Unfavorable (b)	of RDE	30-Jun-12
Tohoku earthquake	148,926				37,963	29,788	216,677	(494)	12,937	229,120
Christchurch earthquake	41,881				16,854	20,212	78,947	8,183	13,579	100,709
Thailand floods	54,148				—	—	54,148	10,168	14,260	78,576
Danish flood	19,429				5,987	—	25,416	2,116	7,665	35,197
Cyclone Yasi (g)	—				7,427	—	7,427	1,290	3,602	12,319
All Other Notable Loss Events (h)	225,702				32,967	—	258,669	447	—	259,116
Total 2011 Notable Loss Events	490,086				101,198	50,000	641,284	21,710	52,043	715,037

							Closing			Closing
							Reserve (d)			Reserve (d)
Notable Loss						Paid Loss	31-Dec-11		Paid Loss	30-Jun-12
Tohoku earthquake						59,100	157,577		72,522	97,498
Christchurch earthquake						(42)	78,989		(1,664)	102,415
Thailand floods						1,748	52,400		4,949	71,879
Danish flood						7,872	17,544		9,953	17,372
Cyclone Yasi (g)						3,888	3,539		4,758	3,673
All Other Notable Loss Events (h)						124,811	133,858		30,906	103,399
Total 2011 Notable Loss Events						197,377	443,907		121,424	396,236

CHANGE IN ESTIMATES AND RESERVES FOR NOTABLE LOSS EVENTS - USD (000s) CONTINUED

2012 NOTABLE LOSS EVENTS		6 MONTHS ENDING JUNE 30, 2012
		Development		Closing
	Initial	(Favorable) /	Allocations	Estimate (c)
Notable Loss	Estimate (a)	Unfavorable (b)	of RDE	30-Jun-12
All Other Notable Loss Events (i)	98,909	1,807	—	100,716
Total 2012 Notable Loss Events	98,909	1,807	—	100,716

		6 MONTHS ENDING JUNE 30, 2012
				Closing
				Reserve (d)
Notable Loss			Paid Loss	30-Jun-12
All Other Notable Loss Events (i)			44,514	56,202
Total 2012 Notable Loss Events			44,514	56,202

(a)	Includes paid losses, case reserves and IBNR reserves.

(b)	Development other than allocation of RDE.

(c)	Excludes impact of movements in foreign exchange rates.

(d)	Closing Reserve for the period equals Closing Estimate for the period less cumulative Paid Losses.

(e)	Net movement in 2011 impacted by recognition of recoveries under retrocessional contracts.

(f)
Melbourne hailstorm, Windstorm Xynthia, Aban Pearl, Bangkok riots, Perth hailstorm, Oklahoma windstorm, a Political Risk loss, Hurricane Karl, Queensland Floods, a Political Violence loss, Satellite failure and a Financial Institutions event.

(g)    Cyclone Yasi is a non-notable loss event but is included as it received an allocation of RDE during the three months ended June 30, 2012.

(h)	Gryphon Alpha mooring failure, Brisbane floods, CNRL Horizon explosion, Cat 46 tornado, Cat 48 tornado, Jupiter 1 platform failure, Hurricane Irene.

(i)	Costa Concordia and Cat 67.

•
Disclose how you determine the amounts that should be recorded to favorable/unfavorable development versus allocations of RDE. Disclose what information you analyze each period to conclude whether any releases of reserves are needed and to determine that the ending balances in the reserve for potential development are appropriate.

Response: The Company acknowledges the Staff's comment and notes that favorable development is not associated with the RDE as the RDE is only allocated in circumstances of adverse development. RDE is established for a specific accident year in years where there are numerous complex and severe loss events, which occurred in the 2010 and 2011 accident years as noted in the Form 0-K Critical Accounting Policies and Estimates disclosure. When adverse development on notable loss events occurs, the RDE for the accident year in which the particular loss occurred is reviewed and an allocation from that accident year's RDE is made to the specific event. If there is no remaining RDE for that accident year to match to adverse development on an event or set of events, then the adverse development is recognized in the current reporting period. To the extent that there are continued complexity and volatility factors relating to notable loss events in the aggregate, additions to the RDE may be established for a specific accident year, as illustrated in the RDE roll-forward table. Where certain notable loss events have unfavorable development, the additional adverse development above the allocation of RDE is disclosed separately in the roll forward table. To the extent that there is favorable development on notable loss events, this is considered in the aggregate as part of the RDE review.

The following roll forward disclosure of the RDE will be included in future filings:

	Reserve for potential development on 2010 notable loss events	Reserve for potential development on 2011 notable loss events	Reserve for potential development on 2012 notable loss events	Total Reserve for potential development on notable loss events
	($ in 000's)	($ in 000's)	($ in 000's)	($ in 000's)
As at December 31, 2009	—			—
Reserve for potential development additions	69,242			69,242
Reserve for potential development allocations (a)	(35,856)			(35,856)
Reserve for potential development releases	—			—
As at December 31, 2010 (b)	33,386	—	—	33,386

Reserve for potential development additions	—	128,000		128,000
Reserve for potential development allocations (a)	(14,769)	(50,000)		(64,769)
Reserve for potential development releases	—	—		—
As at December 31, 2011 (b)	18,617	78,000	—	96,617

Reserve for potential development additions	—	27,926	—	27,926
Reserve for potential development allocations (a)	(7,500)	(52,043)	—	(59,543)
Reserve for potential development releases	—	—	—	—
As at June 30, 2012 (b)	11,117	53,883	—	65,000

(a)
During the year ended December 31, 2010, $19,242 was allocated to the Chilean earthquake and $16,614 was allocated to the New Zealand earthquake from the 2010 reserve for development on notable loss events.

During the year ended December 31, 2011, $14,769 was allocated to Deepwater Horizon from the 2010 reserve for development on notable loss events. During the same period $29,788 was allocated to the Tohoku earthquake and $20,212 was allocated to the Christchurch earthquake from the 2011 reserve for development on notable loss events.

During the six months ended June 30, 2012, $7,500 was allocated to Deepwater Horizon from the 2010 reserve for development on notable loss events. During the same period $12,937 was allocated to the Tohoku earthquake, $13,579 was allocated to the Christchurch earthquake, $3,602 was allocated to Cyclone Yasi, $7,665 was allocated to the Danish flood and $14,260 was allocated to the Thailand floods.

(b)
Notable losses for the year ended December 31, 2010 included Chilean earthquake, Melbourne hailstorm, Windstorm Xynthia, Deepwater Horizon, Aban Pearl, Bangkok riots, Perth hailstorm, New Zealand earthquake, Oklahoma windstorm, Political risk loss, Hurricane Karl, Queensland floods, Political violence loss, Satelite failure and Financial institution loss.

Notable losses for the year ended December 31, 2011 included Tohoku earthquake, Gryphon Alpha, Christchurch earthquake, Brisbane floods, CNRL Horizon, Cat 46, Cat 48, Jupiter 1, Danish floods, Hurricane Irene and Thailand floods.

Notable losses for the six months ended June 30, 2012 included Costa Concordia and Cat 67.

•	Include a footnote to the roll forward that defines RDE and clarifies that the RDE is the same as the reserve for potential development on notable loss events.

Response: The Company acknowledges the Staff's comment and will include the following footnote and definition in future filings:
(x) The reserve for potential development on notable loss events (or “RDE”) is included as part of the Company's overall reserve requirement as defined and disclosed in the Critical Accounting Policies and Estimates section of the Company's Annual Report on Form 10-K.

Notes to Consolidated Financial Statements
23. Statutory and Regulatory Requirements, page F-66
3. Please provide us proposed disclosure to be included in future filings to address the following:

•
Regarding your disclosure that statutory amounts are based on draft regulatory filings, revise to remove this exculpatory language as we do not believe that the timing of regulatory filings is relevant to disclosures required by ASC 944-505-50 or rule 4-08(e) of Regulation S-X.

Response: The Company acknowledges the Staff's comment and will include the following disclosure in future Form 10-K filings:

'Statutory amounts based on regulatory filings for Validus Re, Validus Re Americas, Ltd., TIBL., and AlphaCat Reinsurance, Ltd. are set out below.

•	Revise to clarify what “actual capital” and “actual relevant assets” represent and why they are disclosed.

Response: The Company acknowledges the Staff's comment and will revise the contents of the Statutory and regulatory note disclosure in the Company's Form 10-K for the year ended December 31, 2012 as follows:

	Validus Re			Validus Re Americas, Ltd.
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2012	December 31, 2011	December 31, 2010
Total statutory capital and surplus		$3,304,837	$4,035,000		$125,000	$296,854
Total statutory capital		2,670,447	2,667,249		125,000	250,000
Statutory net income		101,995	1,216,083		31,916	99,258

	AlphaCat Reinsurance, Ltd.			TIBL
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2012	December 31, 2011	December 31, 2010
Total statutory capital and surplus		$133	$123		$457,374	$432,281
Total statutory capital		120	120		62,731	62,731
Statutory net income		10	3		26,610	89,448

Total statutory capital and surplus and total statutory capital are included as they are relevant to the calculation of retained earnings that are free of restriction for the payment of dividends to Validus Holdings Ltd.

•
You disclose that the Companies Act limits Validus Holding, Ltd.'s ability to pay dividends and distributions to shareholders. Disclose the amount of retained earnings that is restricted or free of restriction for the payment of dividends to Validus Holding Ltd.'s stockholders. Refer to Rule 4-08(e) of Regulation S-X.

Response: The Company acknowledges the Staff's comment and will include the following in future Form 10-K filings within the Statutory and regulatory requirements note disclosure:

'The Company has four wholly owned Bermuda-based subsidiaries, Validus Re, Validus Re Americas, Ltd. (formerly, IPCRe Limited), Talbot Insurance (Bermuda) Ltd. (''TIBL'') and AlphaCat Reinsurance, Ltd. registered under The Insurance Act 1978 (Bermuda), Amendments Thereto and Related Regulations (''The Act''). Under the Insurance Act, these subsidiaries are required to prepare Statutory Financial Statements and to file Statutory Financial Returns. These subsidiaries have to meet certain requirements for minimum solvency and liquidity ratios and all statutory filings are prepared in accordance with regulatory accounting practices prescribed by The Insurance Act 1978. As at December 31, 2011 and 2010, all subsidiaries met all the capital and solvency requirements.

The payment of dividends by these subsidiaries to us is limited under Bermuda law and regulations. The Insurance Act provides that our Bermuda subsidiaries may not declare or pay in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its statutory balance sheet in relation to the previous financial year) unless it files an affidavit with the BMA at least seven days prior to the payment signed by at least two directors and such subsidiary's principal representative, stating that in their opinion such subsidiaries will continue to satisfy the required margins following declaration of those dividends, though there is no additional requirement for BMA approval. In addition, before reducing its total statutory capital by 15% or more (as set out in its previous years' statutory financial statements) each of these subsidiaries must make application to the BMA for permission to do so, such application to consist of an affidavit signed by at least two directors and such subsidiary's principal representative stating that in their opinion the proposed reduction in capital will not cause such subsidiaries to fail to meet its relevant margins, and such other information as the BMA may require.'

•
Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2011 or otherwise disclose how you current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

Response: The Company acknowledges the Staff's comment and will include the following disclosure in future Form10-K filings:

'At December 31, 2012, the excesses of statutory capital and surplus above minimum solvency margins for Validus Re, TIBL, Validus Re Americas, Ltd. and AlphaCat Reinsurance, Ltd were $X million $X million, $X million and $X million respectively. (As at December 31, 2011, $2,822.7 million, $449.2 million, $25.0 million and $0.0 million). These amounts are available for distribution as dividend payments to the Company, subject to approval of the BMA as described above.'

•	Provide the disclosure required under ASC 944-505-50- 5 and 6, as applicable.

Response: The Company acknowledges the Staff's comment and will include the following disclosure in future Form 10-K filings:

'These subsidiaries have to meet certain requirements for minimum solvency and liquidity ratios and all statutory filings are prepared in accordance with prescribed regulatory accounting practices required by The Insurance Act 1978.'

* * * * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding these matters may be directed to Jeff Consolino at (441) 532-9034 or Robert Kuzloski at (441) 532-9075.

Very truly yours,
/s/ Joseph E. (Jeff) Consolino
Joseph E. (Jeff) Consolino

cc:    Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)